CONFIDENTIAL TREATMENT REQUESTED BY MOLDFLOW CORPORATION. *** INDICATES MATERIAL THAT HAS BEEN OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED. ALL SUCH OMITTED MATERIAL HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO §17 C.F.R. 200.83.
March 22, 2007
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

RE:	Moldflow Corporation
Form 10-K for Fiscal Year Ended June 30, 2006
Form 10-Q for Fiscal Quarters Ended September 30, 2006 and December 31, 2006
Dear Ms Collins:
     This letter is being furnished in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 22, 2007 (the “Comment Letter”) to Christopher L. Gorgone, Executive Vice President and Chief Financial Officer of Moldflow Corporation (“Moldflow” or the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2006 and Forms 10-Q for the fiscal quarters ended September 30, 2006 and December 31, 2006.
     The response set forth below has been organized to first provide an overall summary of the Company’s approach to determining VSOE. Following this summary, we have listed each prior comment from your letter dated February 22, 2007, with a reference to the specific lines of the summary section that provides the answers to the Commission’s questions. In the event that the Commission has additional questions after reading our submission, we request that we have the opportunity to discuss these matters by telephone prior to the issuance of any additional written comments.

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1	Summary:
2
3	The Company has a separate list price for both its software licenses and the related
4	PCS for each class of customer. In Europe, our list price for both software licenses and
5	the related PCS are *** greater than the list prices for the same products and PCS in
6	North America. We refer to this regional price difference as an “uplift,” a term that we
7	mentioned in our previous reply. Even though the list prices vary between the regions,
8	the relationship between the value of the PCS list price and the value of the software
9	license list price is consistent. Worldwide, the list price of PCS, although expressed in
10	terms of a dollar value on the price list itself, represents a value that is approximately
11	*** of the related software license list price. Table A, below, illustrates this effect, showing
12	the impact of a *** uplift being applied to an actual software product and the related PCS
13	from our U.S. price list and the resulting “relational value” (PCS value divided by the
14	software license value) of the PCS:
15
16	Table A ***
17
18	We experience varying degrees of competition in the geographies in which we
19	conduct business. As a result, our regional business practices and discount policies also
20	vary. These varying practices, in addition to the differences in the underlying list prices
21	noted above, give rise to a wide range of discounts being extended to our customers. In
22	North America, for example, on average, we sell our stand-alone PCS at a price that
23	represents *** of the PCS list price (or at a *** discount from the PCS list price). In
24	Europe, on average, we sell our stand-alone PCS at a price that represents *** of the PCS
25	list price (or at a *** discount from the PCS list price). However, when one takes into
26	account the regional differences in list prices together with the average discounts from
27	those prices, the absolute value of the PCS across geographies is very similar. Table B,
28	below, extends Table A and includes the stand-alone selling price for PCS in North
29	America and Europe and illustrates for a typical transaction that the difference in absolute
30	value of PCS is not significant:
31
32	Table B ***
33
34	Annually, we review our history of PCS renewals to identify concentrations of
35	renewal prices for each customer class. Since our adoption of SOP 97-2, it has been our
36	business practice to examine the average selling price data expressed in terms of a
37	discount rate from the PCS list price, or, stated in the inverse, as a value equal to a
38	percentage of published PCS list prices. The calculation of these rates, as illustrated
39	above in Table B (calculations “G” and “N”), represents the ratio of the selling price of
40	PCS to the corresponding list price of the PCS contract. We have chosen to examine the
41	data in these terms as we believe substantive concentrations of renewal pricing exists
42	around these values.
43
44	These annual reviews have indicated that the degree of concentration of renewal
45	prices is generally very high but does vary among regions. Table C, below, shows the
46	average selling price (used as the VSOE rate) for our most significant classes of customer

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47	and the concentration of renewal pricing around that average rate within a range of plus
48	or minus a deviation of ***.
49
50	Table C ***
51
52	We note that the data for these customer classes is similar for previous fiscal years as well. ***.
53
54
55	While our renewal history worldwide demonstrates a concentration of pricing which
56	is sufficient to demonstrate the existence of VSOE, we also reinforced our conclusion
57	with additional analysis, described below.
58
59	Absolute Value Approach: We first considered the difference in the absolute value of
60	PCS between regions that demonstrated higher concentrations of renewal pricing and
61	those that experienced less concentration of renewal pricing. As we illustrated in Table
62	B (calculations “D”, “K”, “O” and “P”) , the application of various VSOE rates to
63	multiple-element arrangements results in very similar PCS values in terms of absolute
64	dollars, regardless of region. Because there is no difference in the nature of the services
65	provided between the regions and the cost of providing those services is similar, it was
66	reasonable to conclude that the absolute sales value of PCS should be similar regardless
67	of the region in which it was sold.
68
69	Relative Value Approach: Furthermore, we also considered the relationship between
70	PCS values calculated using VSOE rates and the value allocated to the software license
71	under the application of the residual method (the “net software license fee”). In North
72	America and Japan, after applying the VSOE rate, the value attributed to PCS in a
73	bundled deal, on average, represented *** of the value of the net software license fee. In
74	Europe, after applying the VSOE rate, the value attributed to PCS in a bundled deal, on
75	average, also represented *** of the value of the net software license fee. Therefore, a
76	consistent relative value is being unbundled for PCS in our multiple-element
77	arrangements, regardless of region.
78
79	These supporting factors validated our conclusion that the VSOE rates were
80	substantive.
81
82	As we noted in our previous replies, we introduced optional contractual renewal rates
83	in fiscal 2006, and further relied upon those rates to establish VSOE of PCS. This was
84	done, in part, to assist with our determination of VSOE of PCS in light of lower
85	concentrations of renewal pricing in Europe. The practice of offering optional renewal
86	clauses was adopted first by our German subsidiary in the first quarter of fiscal 2006, but,
87	by the end of the year, was the regular business practice for all of Europe. At the time we
88	entered into each arrangement which included an optional PCS contractual renewal
89	clause, we considered whether the contractual renewal term and rate were substantive. In
90	this regard, consistent with the guidance of TPA 5100.54, we ensured that: 1) the
91	duration of the term of the PCS renewal was shorter than that of the related software
92	license, 2) the duration of the term of the initial bundled PCS was less than or equal to the
93	number of years optionally renewable by the customer under the contract and, 3) the

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94	value of the PCS renewal was at least 10% of the value of the related net software license
95	fee.
96
97	With specific regard to France, Germany and Italy, in fiscal 2006, we entered into
98	*** multiple-element arrangements that included software licenses and PCS. Of that
99	amount, *** arrangements *** included optional contractual renewal rates for PCS
100	(reflecting the staggered introduction of the business practice). Since that time, ***
101	customers have renewed PCS, and *** of those customers did so at the contractual rate,
102	which has served to reinforce our original conclusion that our contractual renewal rates
103	were substantive.
104
105	Lastly, we compared the value of PCS stated in the contractual renewal rates to the
106	PCS values determined by reference to historical renewal prices and ascertained that the
107	PCS value was very similar under both methods. In France, Germany and Italy, in 2006,
108	the contractual renewal rate for PCS represented a value ranging from *** of the net
109	software license fee, which compared to *** when the value of PCS was determined
110	through reference to our historical stand-alone renewals. In addition, the contractual PCS
111	rates represented a value equating to an average discount rate of *** from the PCS list
112	price, which compared to a range of *** noted above. Accordingly, we believe
113	that the VSOE of fair value of PCS is similar regardless of the method of its
114	determination.

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Prior Comment no. 1
1.	We note your response to our prior comment 1 in our letter dated January 25, 2007. We note that the Company compares the PCS renewal price to the corresponding list price in effect at the time of the renewal order to determine the discount rate of the order. Explain what you mean by discount rate. Are you comparing the PCS renewal price to the corresponding list price for the software or the PCS? If you are using the list price of the PCS then help us to understand why the discount to the list price would represent VSOE for your PCS as opposed to using the actual PCS rate. Also, your examples included a midpoint discount range of 40% in one case and 5% in another. Tell us why the Company’s PCS rates differ so significantly and tell us how you determined that such rates were substantive. Provide a breakdown of your PCS ranges (as determined in your analysis of VSOE) for each customer type within each major geographic region (North America and Japan) and tell us what percentage of your revenues were earned by each customer type.
•	Explain what you mean by discount rate. See Table B and Lines 34 — 40.
•	Are you comparing the PCS renewal price to the corresponding list price for the software or the PCS? See Lines 34 — 40.
•	Help us to understand why the discount to the list price would represent VSOE for your PCS as opposed to using the actual PCS rate. See Lines 40 — 42.
•	Tell us why the Company’s PCS rates differ so significantly. See Lines 18 — 25.
•	Tell us how you determined that such rates were substantive. See Table B and Lines 34 — 80.
•	Provide a breakdown of your PCS ranges (as determined in your analysis of VSOE) for each customer type within each major geographic region (North America and Japan) and tell us what percentage of your revenues were earned by each customer type. See Table C.
2.	Clarify for us why you are not able to demonstrate meaningful levels of customer class concentrations of PCS renewal pricing for France, Germany and Italy. In addition, clarify why you believe that it is appropriate to establish VSOE of PCS in these regions by comparing the average selling price of PCS renewals to the PCS value as determined in North America and Japan. Provide a breakdown of the major customer classes in each region (France, Germany and Italy) and tell us the average selling price of PCS for each class as well as the range of PCS for each customer type. Also, clarify what is meant by “European price uplifts.” We may have further comment.
•	Clarify for us why you are not able to demonstrate meaningful levels of customer class concentrations of PCS renewal pricing for France, Germany

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and Italy. See Table C and Lines 44-80.
•	In addition, clarify why you believe that it is appropriate to establish VSOE of PCS in these regions by comparing the average selling price of PCS renewals to the PCS value as determined in North America and Japan. See Lines 55 — 80.
•	Provide a breakdown of the major customer classes in each region (France, Germany and Italy) and tell us the average selling price of PCS for each class as well as the range of PCS for each customer type. See Table C.
•	Also, clarify what is meant by “European price uplifts.” See Lines 4 — 7.
3.	We also note that starting in fiscal year 2006, VSOE or PCS is measured by the stated contractual renewal rate offered to a customer (for France, Germany and Italy). Tell us how you determined that the renewal rates are substantive. In this regard, tell us what percentage of your customers actually renew at the stated rates and tell us how the renewal rates compare to the range of rates you normally charge your customers.
•	See Lines 82 — 114.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (508) 358-5848.
Sincerely,
/s/ Christopher L. Gorgone
Christopher L. Gorgone
Executive Vice President and
Chief Financial Officer

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